                                               February 9, 1996

To Our Shareholders:

     Griffon Corporation is offering to purchase up to 2,000,000 shares of its Common Stock from its shareholders at a cash price not greater than $10.25 nor less than $9.50 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction."

     This procedure allows you to select the price within that price range at which you are willing to sell your shares to the Company. Based upon the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the single per share price within that price range which will allow it to buy 2,000,000 shares (or such lesser number of shares as are properly tendered and not withdrawn at prices not greater than $10.25 or less than $9.50). Subject to possible proration, all of the shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will be purchased at that purchase price, net to the selling shareholder in cash. All other shares that have been tendered and not purchased will be returned to the shareholder.

     For those shareholders who own an aggregate of fewer than 100 shares, the Offer may represent an opportunity to sell all of their shares without any applicable odd-lot discounts normally payable on a sale of their shares.

     The Offer, proration period and withdrawal rights expire at 12:00 midnight, New York City time, on Friday, March 8, 1996, unless the Offer is extended.

     Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. You must make your own decision whether to tender shares and, if so, how many shares to tender and at which price or prices.

     This Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions on how to tender shares are also explained in detail in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer.

                                               Very truly yours,

                                               Harvey R. Blau
                                               Chairman of the Board

                                               Robert Balemian
                                               President